Exhibit 99.1

NYSE, TSX: NTR

June 17, 2024

Nutrien Prices Offering of an Aggregate of US$1.0 Billion of

3-Year and 10-Year Senior Notes

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) today announced the pricing of US$400 million aggregate principal amount of 5.200 percent senior notes due June 21, 2027 and US$600 million aggregate principal amount of 5.400 percent senior notes due June 21, 2034 (together, the “senior notes”). The offering is expected to close on or about June 21, 2024, subject to customary closing conditions. The senior notes, registered under the multi-jurisdictional disclosure system in Canada and the United States, will not be offered in Canada or to any resident of Canada.

Nutrien intends to use the net proceeds from this offering to repay its US$500 million aggregate principal amount of 5.900% senior notes upon their maturity on November 7, 2024, to reduce outstanding indebtedness under its short-term credit facilities, to finance working capital and for general corporate purposes. The senior notes will be unsecured and rank equally with Nutrien’s existing senior unsecured debt. The joint book-running managers for the offering are CIBC World Markets Corp., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, and RBC Capital Markets, LLC.

The offering will be made by way of a prospectus supplement dated June 17, 2024, to Nutrien’s short form base shelf prospectus dated March 22, 2024, filed with the securities regulatory authorities in each of the provinces of Canada, which forms a part of and is included in Nutrien’s registration statement on Form F-10, filed in the United States with the Securities and Exchange Commission (the “SEC”) under the multijurisdictional disclosure system. A final prospectus supplement in respect of the offering of the senior notes will be filed with the same regulatory authorities in Canada and the SEC.

About Nutrien

Nutrien is a leading provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our integrated business and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

Advisory

The senior notes are being offered in the United States pursuant to an effective registration statement (including a base shelf prospectus) filed with the SEC. Nutrien has filed a preliminary prospectus supplement related to the offering of the senior notes. Before you invest, you should read the preliminary prospectus supplement, the accompanying base shelf prospectus and other documents that are incorporated by reference therein for more complete information about Nutrien and this offering.

The preliminary prospectus supplement and the accompanying base shelf prospectus are available for free on the SEC website at www.sec.gov. Alternatively, the documents may be obtained by contacting CIBC World Markets Corp., 300 Madison Avenue, 8th Floor, New York, NY 10017, Attention: Execution Management, email at DLCIBUSEMG@cibc.com and toll-free at +1 (800) 282-0822; Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282-2198, Attention: Registration Department, email at registration-syndops@ny.email.gs.com and toll-free at +1 (866) 471-2526; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention:

Investment Grade Syndicate Desk, at +1 (212) 834-6081 and RBC Capital Markets, LLC, toll-free at +1 (866) 375-6829.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the senior notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “should”, “could”, “expect”, “may”, “anticipate”, “forecast”, “believe”, “intend”, “estimate”, “plan” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, forecasts and statements as to management’s expectations with respect to, among other things, the intended use of proceeds of the offering and the timing of closing of the offering. Such forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, as well as various assumptions and business sensitivities, including those risk factors referred to in the preliminary prospectus supplement referenced in this press release and those referred to under the heading “Risk Factors” in Nutrien’s annual information form for the year ended December 31, 2023 and under the heading “Key Enterprise Risks” in Nutrien’s management’s discussion and analysis for the year ended December 31, 2023, which may cause actual results, performance or achievements of Nutrien, which includes the offering being delayed or not completed, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities law. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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